                                                  ONE BISCAYNE TOWER, 21ST FLOOR
                                                     2  SOUTH BISCAYNE BOULEVARD
                                                       MIAMI, FLORIDA 33131-1811
[BROAD AND CASSEL LOGO]                                  TELEPHONE: 305.373.9400
                                                         FACSIMILE: 305.373.9443
                                                          www.broadandcassel.com



                                                              A. JEFFRY ROBINSON
                                                     DIRECT LINE: (305) 373-9414
                                                DIRECT FACSIMILE: (305) 995-6402
                                             EMAIL: JROBINSON@BROADANDCASSEL.COM




                               November 7, 2005


VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jay Ingram

Re:      FreeSeas Inc.
         Amendment No. 3 to Registration Statement on Form F-1
         File No. 333-124825

Dear Mr. Ingram:

         On behalf of FreeSeas Inc., a Marshall Islands company ("FreeSeas"), we are submitting in response to the staff's comment letter dated November 2, 2005 (the "Comment Letter") the accompanying pre-effective Amendment No. 3 ("Amendment No. 3") to FreeSeas' Registration Statement on Form F-1 (the "Form F-1"). This letter sets forth the responses to each of the staff's comments in the Comment Letter and, when appropriate, identifies the location of the changes or additions made in Amendment No. 3. The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

GENERAL

         1. FreeSeas has revised its disclosures on the cover page and on pages 15, 16 and 50 to clarify that the Trinity shares are currently listed on the OTC Bulletin Board and that, if FreeSeas is not able to list its shares on the Nasdaq Small Cap Market, FreeSeas shares will seek to list its shares on the OTC Bulletin Board following the Merger.

         2. We have modified the disclosures regarding the conditions to closing on the cover page, the notice to stockholders, and pages 1, 8, 19, 35 and 53 in response to this comment.

COVER PAGE

         3. We will confirm that the text for the cover page fits entirely on one page.


            BOCA RATON O DESTIN O FT. LAUDERDALE O MIAMI O ORLANDO O
                     TALLAHASSEE O TAMPA O WEST PALM BEACH

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U.S. Securities and Exchange Commission
November 7, 2005
Page 2


SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION, PAGE 12

         4. We have incorporated disclosures regarding the dilutive effect on net income per share of the shares to be issued on the Merger on pages 13, 14, 15, 33 and 34 of Amendment No. 3 in response to this comment.

SELLING SHAREHOLDERS, PAGE 107

         5. We have revised the tables on pages 77 and 109 to correct the inconsistencies in the beneficial share ownership or percentage of outstanding shares for Messrs. Varouxakis, G. Gourdomichalis and E. Gourdomichalis.

         Please call me at my direct telephone number above if you require any additional information or would like to discuss this amendment. Per your telephone conversation on November 4, 2005 with Nina Gordon of this firm and Craig Sklar of Seward & Kissel, we would very much like to submit our request for effectiveness so that the Form F-1 can be declared effective on or before November 11, 2005 and, upon receiving your authorization to do so, will be filing the necessary request.

                                       Very truly yours,

                                       BROAD AND CASSEL


                                       /s/ A. Jeffry Robinson, P.A.

                                       A. Jeffry Robinson, P.A.


            BOCA RATON O DESTIN O FT. LAUDERDALE O MIAMI O ORLANDO O
                     TALLAHASSEE O TAMPA O WEST PALM BEACH